SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           Bishop Capital Corporation
                                 --------------
                                (Name of Issuer)

                          Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   09141T 10 7
                                  ------------
                                 (CUSIP Number)

  A. Thomas Tenenbaum, Esq. 7887 E. Belleview, Suite 1100, Engelwood, CO 80111
                                 (303) 228-2298
   --------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 28, 1997
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.


          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


ALL TRANSACTIONS REFLECTED IN THIS SCHEDULE 13D WERE PREVIOUSLY REPORTED ON FORMS 4 OF SECTION 16 OF THE SECURITIES EXCHANGE ACT, AS REQUIRED.

                                  Schedule 13D
CUSIP No. 09141T 10 7                                        Page 2 of  34 Pages

1. Name of Reporting Persons.

          ROBERT E. THRAILKILL
          --------------------

I.R.S. Identification No. Of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [ ]
(b)      [X]

3. SEC Use Only

4. Source of Funds

   OO The Issuer was a wholly-owned subsidiary of American Rivers Oil Company ("AROC"). AROC, as the Issuer's parent company which owned 100% of the Issuer's shares, made a pro-rata dividend distribution of the Issuer's shares to all AROC shareholders. This was done in connection with a parent - subsidiary spin-off transaction resulting in the AROC shareholders directly owning the Issuer and the Issuer then no longer being a subsidiary of the AROC parent.

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       78,720
                                                           ------
Shares
Beneficially Owned            8.  Shared Voting Power:      -0-
                                                            ---
By Each
Reporting                     9.  Sole Dispositive Power:  78,720
                                                           ------

Person With                  10.  Shared Dispositive Power: -0-
                                                            ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 78,720
                                                                 ------

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) 8.9%
                                                      ----

14. Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:  April 28, 1997

CUSIP No. 09141T 10 7                                         Page 3 of 34 Pages

1. Name of Reporting Persons.

          ROBERT J. THRAILKILL
          --------------------

I.R.S. Identification No. Of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [ ]
(b)      [X]

3. SEC Use Only

4. Source of Funds

   OO The Issuer was a wholly-owned subsidiary of American Rivers Oil Company ("AROC"). AROC, as the Issuer's parent company which owned 100% of the Issuer's shares, made a pro-rata dividend distribution of the Issuer's shares to all AROC shareholders. This was done in connection with a parent - subsidiary spin-off transaction resulting in the AROC shareholders directly owning the Issuer and the Issuer then no longer being a subsidiary of the AROC parent.

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       15,938
                                                           ------
Shares
Beneficially Owned            8.  Shared Voting Power:      -0-
                                                            ---
By Each
Reporting                     9.  Sole Dispositive Power:  15,938
                                                           ------

Person With                  10.  Shared Dispositive Power: -0-
                                                            ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 15,938
                                                                 ------

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) 1.8%
                                                      ----
14. Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:  April 28, 1997

CUSIP No. 09141T 10 7                                         Page 4 of 34 Pages

1. Name of Reporting Person:

          SHERRY L. MOORE
          ---------------

I.R.S. Identification No. Of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [ ]
(b)      [X]

3. SEC Use Only

4. Source of Funds

   OO The Issuer was a wholly-owned subsidiary of American Rivers Oil Company ("AROC"). AROC, as the Issuer's parent company which owned 100% of the Issuer's shares, made a pro-rata dividend distribution of the Issuer's shares to all AROC shareholders. This was done in connection with a parent - subsidiary spin-off transaction resulting in the AROC shareholders directly owning the Issuer and the Issuer then no longer being a subsidiary of the AROC parent.

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       3,125
                                                           -----
Shares
Beneficially Owned            8.  Shared Voting Power:      -0-
                                                            ---
By Each
Reporting                     9.  Sole Dispositive Power:  3,125
                                                           -----

Person With                  10.  Shared Dispositive Power: -0-
                                                            ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,125
                                                                 -----

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) < 1%
                                                      ----

14. Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:  12/29/1997

CUSIP No. 09141T 10 7                                         Page 5 of 34 Pages

1. Name of Reporting Persons.

          ROBERT E. THRAILKILL
          --------------------

I.R.S. Identification No. Of Above Person (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [ ]
(b)      [X]

3. SEC Use Only

4. 4. Source of Funds

   OO Spin off of shares from parent company


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       86,220
                                                           ------
Shares
Beneficially Owned            8.  Shared Voting Power:      -0-
                                                            ---
By Each
Reporting                     9.  Sole Dispositive Power:  86,220
                                                           ------

Person With                  10.  Shared Dispositive Power: -0-
                                                            ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 86,220
                                                                 ------

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) 10.3%
                                                      -----
14. Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:  01/20/1998

CUSIP No. 09141T 10 7                                         Page 6 of 34 Pages

1. Name of Reporting Persons.

          ROBERT E. THRAILKILL
          --------------------

I.R.S. Identification No. Of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    [ ]
(b)    [X]

3. SEC Use Only

4. Source of Funds

          PF
          --

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       133,220
                                                           -------
Shares
Beneficially Owned            8.  Shared Voting Power:       -0-
                                                             ---
By Each
Reporting                     9.  Sole Dispositive Power:  133,220
                                                           -------

Person With                  10.  Shared Dispositive Power:  -0-
                                                             ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 133,220
                                                                 -------

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) 15.9%
                                                      -----
14. Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:  10/01/1998

CUSIP No. 09141T 10 7                                         Page 7 of 34 Pages

1. Name of Reporting Persons.

          ROBERT E. THRAILKILL
          --------------------

I.R.S. Identification No. Of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [ ]
(b)      [X]

3. SEC Use Only

4. Source of Funds

          PF,  OO, compensation pursuant to stock bonus award
          ---------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       153,200
                                                           -------
Shares
Beneficially Owned            8.  Shared Voting Power:       -0-
                                                             ---
By Each
Reporting                     9.  Sole Dispositive Power:  153,220
                                                           -------

Person With                  10.  Shared Dispositive Power:  -0-
                                                             ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 153,220
                                                                 -------

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) 18.3%
                                                      -----

14. Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:   12/01/98


CUSIP No. 09141T 10 7                                         Page 8 of 34 Pages

1. Name of Reporting Persons.

          ROBERT J. THRAILKILL
          --------------------

I.R.S. Identification No. Of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [ ]
(b)      [X]

3. SEC Use Only

4. Source of Funds

          PF,  OO, compensation pursuant to stock bonus award
          ---------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------
Number of                     7.  Sole Voting Power:       23,438
                                                           ------
Shares
Beneficially Owned            8.  Shared Voting Power:      -0-
                                                            ---
By Each
Reporting                     9.  Sole Dispositive Power:  23,438
                                                           ------

Person With                  10.  Shared Dispositive Power: -0-
                                                            ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 23,438
                                                                 ------

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) 2.7%
                                                      ----

14. Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:   12/01/98
                                                         --------

CUSIP No. 09141T 10 7                                         Page 9 of 34 Pages

1. Name of Reporting Persons.

          SHERRY L. MOORE
          ---------------

I.R.S. Identification No. Of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [ ]
(b)      [X]

3. SEC Use Only

4. Source of Funds

          PF, OO, compensation pursuant to stock bonus award
          --------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       5,625
                                                           -----
Shares
Beneficially Owned            8.  Shared Voting Power:      -0-
                                                            ---
By Each
Reporting                     9.  Sole Dispositive Power:  5,625
                                                           -----

Person With                  10.  Shared Dispositive Power: -0-
                                                            ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,625
                                                                 -----

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) <1%
                                                      ---
14. Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:  06/05/2000

CUSIP No. 09141T 10 7                                        Page 10 of 34 Pages

1. Name of Reporting Persons.

          ROBERT E. THRAILKILL
          --------------------

I.R.S. Identification No. Of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    [ ]
(b)    [X]

3. SEC Use Only

4. Source of Funds

          PF
          --

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       173,470
                                                           -------
Shares
Beneficially Owned            8.  Shared Voting Power:       -0-
                                                             ---
By Each
Reporting                     9.  Sole Dispositive Power:  173,470
                                                           -------

Person With                  10.  Shared Dispositive Power:  -0-
                                                             ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 173,470
                                                                 -------

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) 19.8%
                                                      -----

14.     Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:  12/01/2000

CUSIP No. 09141T 10 7                                        Page 11 of 34 Pages

1. Name of Reporting Persons.

          ROBERT E. THRAILKILL
          --------------------

I.R.S. Identification No. Of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [ ]
(b)      [X]

3. SEC Use Only

4. Source of Funds

          PF, OO compensation pursuant to stock bonus award
          -------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       193,470
                                                           -------
Shares
Beneficially Owned            8.  Shared Voting Power:       -0-
                                                             ---
By Each
Reporting                     9.  Sole Dispositive Power:  193,470
                                                           -------

Person With                  10.  Shared Dispositive Power:  -0-
                                                             ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 193,470
                                                                 -------

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) 21.5%
                                                      -----

14. Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:  12/20/2000

CUSIP No. 09141T 10 7                                        Page 12 of 34 Pages

1. Name of Reporting Persons.

          ROBERT E. THRAILKILL
          --------------------

I.R.S. Identification No. Of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    [ ]
(b)    [X]

3. SEC Use Only

4. Source of Funds

          PF
          --

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       199,720
                                                           -------
Shares
Beneficially Owned            8.  Shared Voting Power:       -0-
                                                             ---
By Each
Reporting                     9.  Sole Dispositive Power:  199,720
                                                           -------

Person With                  10.  Shared Dispositive Power:  -0-
                                                             ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 199,720
                                                                 -------

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) 22.2%
                                                      -----

14. Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:  05/17/2001

CUSIP No. 09141T 10 7                                        Page 13 of 34 Pages

1. Name of Reporting Persons.

          ROBERT E. THRAILKILL
          --------------------

I.R.S. Identification No. Of Above Persons (Entities Only)

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    [ ]
(b)    [X]

3. SEC Use Only

4. Source of Funds

          PF
          --

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       204,720
                                                           -------
Shares
Beneficially Owned            8.  Shared Voting Power:       -0-
                                                             ---
By Each
Reporting                     9.  Sole Dispositive Power:  204,720
                                                           -------

Person With                  10.  Shared Dispositive Power:  -0-
                                                             ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 204,720
                                                                 -------

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) 23.0%
                                                      -----

14. Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:  05/25/2001

CUSIP No. 09141T 10 7                                        Page 14 of 34 Pages

1. Name of Reporting Persons.

          ROBERT E. THRAILKILL
          --------------------

I.R.S. Identification No. Of Above Persons (Entities Only)

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    [ ]
(b)    [X]

3. SEC Use Only

4. Source of Funds

          PF
          --

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       205,220
                                                           -------
Shares
Beneficially Owned            8.  Shared Voting Power:       -0-
                                                             ---
By Each
Reporting                     9.  Sole Dispositive Power:  205,220
                                                           -------

Person With                  10.  Shared Dispositive Power:  -0-
                                                             ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 205,220
                                                                 -------

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) 23.0%
                                                      -----

14. Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:  05/30/2001

CUSIP No. 09141T 10 7                                        Page 15 of 34 Pages

1.     Name of Reporting Persons.

          ROBERT E. THRAILKILL
          --------------------

I.R.S. Identification No. Of Above Persons (Entities Only)

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    [ ]
(b)    [X]

3. SEC Use Only

4. Source of Funds

          PF
          --

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       208,470
                                                           -------
Shares
Beneficially Owned            8.  Shared Voting Power:       -0-
                                                             ---
By Each
Reporting                     9.  Sole Dispositive Power:  208,470
                                                           -------

Person With                  10.  Shared Dispositive Power:  -0-
                                                             ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 208,470
                                                                 -------

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) 23.5%
                                                      -----

14. Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:  06/22/2001

CUSIP No. 09141T 10 7                                        Page 16 of 34 Pages

1. Name of Reporting Persons.

          ROBERT E. THRAILKILL
          --------------------
I.R.S. Ide ntification No. Of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    [ ]
(b)    [X]

3. SEC Use Only

4. Source of Funds

          PF
          --

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       211,470
                                                           -------
Shares
Beneficially Owned            8.  Shared Voting Power:       -0-
                                                             ---
By Each
Reporting                     9.  Sole Dispositive Power:  211,470
                                                           -------

Person With                  10.  Shared Dispositive Power:  -0-
                                                             ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 211,470
                                                                 -------

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) 23.8%
                                                      -----

14. Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:  12/04/2001

CUSIP No. 09141T 10 7                                        Page 17 of 34 Pages

1. Name of Reporting Persons.

          ROBERT E. THRAILKILL
          --------------------

I.R.S. Identification No. Of Above Persons (Entities Only)

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [ ]
(b)      [X]

3. SEC Use Only

4. Source of Funds

          PF, OO compensation pursuant to stock bonus award
          -------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       231,470
                                                           -------
Shares
Beneficially Owned            8.  Shared Voting Power:       -0-
                                                             ---
By Each
Reporting                     9.  Sole Dispositive Power:  231,470
                                                           -------

Person With                  10.  Shared Dispositive Power:  -0-
                                                             ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 231,470
                                                                 -------

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) 28.6%
                                                      -----

14. Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:  12/04/2001

CUSIP No. 09141T 10 7                                        Page 18 of 34 Pages

1. Name of Reporting Persons.

          ROBERT J. THRAILKILL
          --------------------

I.R.S. Identification No. Of Above Persons (Entities Only)

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [ ]
(b)      [X]

3. SEC Use Only

4. Source of Funds

          PF, OO compensation pursuant to stock bonus award
          -------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       28,438
                                                           ------
Shares
Beneficially Owned            8.  Shared Voting Power:      -0-
                                                            ---
By Each
Reporting                     9.  Sole Dispositive Power:  28,438
                                                           ------

Person With                  10.  Shared Dispositive Power: -0-
                                                            ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 28,438
                                                                 ------

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) 3.5%
                                                      ----

14. Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:  12/04/2001

CUSIP No. 09141T 10 7                                        Page 19 of 34 Pages

1. Name of Reporting Persons.

          SHERRY L. MOORE
          ---------------

I.R.S. Identification No. Of Above Persons (Entities Only)

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [ ]
(b)      [X]

3. SEC Use Only

4. Source of Funds

          PF, OO compensation pursuant to stock bonus award
          -------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       10,625
                                                           ------
Shares
Beneficially Owned            8.  Shared Voting Power:      -0-
                                                            ---
By Each
Reporting                     9.  Sole Dispositive Power:  10,625
                                                           ------

Person With                  10.  Shared Dispositive Power: -0-
                                                            ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 10,625
                                                                 ------

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) 1.3%
                                                      ----

14. Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:  07/02/2002

CUSIP No. 09141T 10 7                                        Page 20 of 34 Pages

1. Name of Reporting Persons.

          ROBERT E. THRAILKILL
          --------------------

I.R.S. Identification No. Of Above Persons (Entities Only)

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [ ]
(b)      [X]

3. SEC Use Only

4. Source of Funds

          PF, OO compensation pursuant to stock bonus award
          -------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       251,470
                                                           -------
Shares
Beneficially Owned            8.  Shared Voting Power:       -0-
                                                             ---
By Each
Reporting                     9.  Sole Dispositive Power:  251,470
                                                           -------

Person With                  10.  Shared Dispositive Power:  -0-
                                                             ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 251,470
                                                                 -------

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) 28.9%
                                                      -----

14. Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:  07/02/2002

CUSIP No. 09141T 10 7                                        Page 21 of 34 Pages

1. Name of Reporting Persons.

          ROBERT J. THRAILKILL
          --------------------

I.R.S. Identification No. Of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [ ]
(b)      [X]

3. SEC Use Only

4. Source of Funds

          PF, OO compensation pursuant to stock bonus award
          -------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       33,438
                                                           ------
Shares
Beneficially Owned            8.    Shared Voting Power:    -0-
                                                            ---
By Each
Reporting                     9.   Sole Dispositive Power: 33,438
                                                           ------

Person With                  10. Shared Dispositive Power:  -0-
                                                            ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 33,438
                                                                 ------

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) 3.8%
                                                      ----

14. Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:  07/02/2002

CUSIP No. 09141T 10 7                                        Page 22 of 34 Pages

1. Name of Reporting Persons.

          SHERRY L. MOORE
          ---------------

I.R.S. Identification No. Of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [ ]
(b)      [X]

3. SEC Use Only

4. Source of Funds

          PF, OO compensation pursuant to stock bonus award
          -------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       15,625
                                                           ------
Shares
Beneficially Owned            8.  Shared Voting Power:      -0-
                                                            ---
By Each
Reporting                     9.  Sole Dispositive Power:  15,625
                                                           ------

Person With                  10.  Shared Dispositive Power: -0-
                                                            ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 15,625
                                                                 ------

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) 1.8%
                                                      ----

14. Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:  11/22/2002

CUSIP No. 09141T 10 7                                        Page 23 of 34 Pages

1. Name of Reporting Persons.

          ROBERT E. THRAILKILL
          --------------------

I.R.S. Identification No. Of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [ ]
(b)      [X]

3. SEC Use Only

4. Source of Funds

          PF, OO compensation pursuant to stock bonus award
          -------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       271,470
                                                           -------
Shares
Beneficially Owned            8.  Shared Voting Power:       -0-
                                                             ---
By Each
Reporting                     9.  Sole Dispositive Power:  271,470
                                                           -------

Person With                  10.  Shared Dispositive Power:  -0-
                                                             ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 271,470
                                                                 -------

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) 31.3%
                                                      -----

14. Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:  11/22/2002

CUSIP No. 09141T 10 7                                        Page 24 of 34 Pages

1. Name of Reporting Persons.

          ROBERT J. THRAILKILL
          --------------------

I.R.S. Identification No. Of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [ ]
(b)      [X]

3. SEC Use Only

4. Source of Funds

          PF, OO compensation pursuant to stock bonus award
          -------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       38,438
                                                           ------
Shares
Beneficially Owned            8.  Shared Voting Power:      -0-
                                                            ---
By Each
Reporting                     9.  Sole Dispositive Power:  38,438
                                                           ------

Person With                  10.  Shared Dispositive Power: -0-
                                                            ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 38,438
                                                                 ------

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) 4.4%
                                                      ----
14. Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:  11/22/2002

CUSIP No. 09141T 10 7                                        Page 25 of 34 Pages

1. Name of Reporting Persons.

          SHERRY L. MOORE
          ---------------

I.R.S. Identification No. Of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [ ]
(b)      [X]

3. SEC Use Only

4. Source of Funds

          PF, OO compensation pursuant to stock bonus award
          -------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       20,625
                                                           ------
Shares
Beneficially Owned            8.  Shared Voting Power:      -0-
                                                            ---
By Each
Reporting                     9.  Sole Dispositive Power:  20,625
                                                           ------

Person With                  10.  Shared Dispositive Power: -0-
                                                            ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 20,625
                                                                 ------

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) 2.4%
                                                      ----

14. Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:  09/29/2004

CUSIP No. 09141T 10 7                                        Page 26 of 34 Pages

1. Name of Reporting Persons.

          ROBERT E. THRAILKILL
          --------------------

I.R.S. Identification No. Of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [ ]
(b)      [X]

3. SEC Use Only

4. Source of Funds

          PF, OO compensation pursuant to stock bonus award
          -------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       291,470
                                                           -------
Shares
Beneficially Owned            8.  Shared Voting Power:       -0-
                                                             ---
By Each
Reporting                     9.  Sole Dispositive Power:  291,470
                                                           -------

Person With                  10.  Shared Dispositive Power:  -0-
                                                             ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 291,470
                                                                 -------

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) 30.1%
                                                      -----

14. Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:  09/29/2004

CUSIP No. 09141T 10 7                                        Page 27 of 34 Pages

1. Name of Reporting Persons.

          ROBERT J. THRAILKILL
          --------------------
I.R.S. Identification No. Of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [ ]
(b)      [X]

3. SEC Use Only

4. Source of Funds

          PF, OO compensation pursuant to stock bonus award
          -------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       43,438
                                                           ------
Shares
Beneficially Owned            8.  Shared Voting Power:      -0-
                                                            ---
By Each
Reporting                     9.  Sole Dispositive Power:  43,438
                                                           ------

Person With                  10.  Shared Dispositive Power: -0-
                                                            ---

11. Aggregate Amount Beneficially Owned by Each Reporting Person 43,438
                                                                 ------

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) 4.5%
                                                      ----

14. Type of Reporting Person (See Instructions)

          IN
          --

                                  Schedule 13D

Date of Event Which Requires Filing of this Statement:  09/29/2004

CUSIP No. 09141T 10 7                                        Page 28 of 34 Pages

1. Name of Reporting Persons.

          SHERRY L. MOORE
          ---------------

I.R.S. Identification No. Of Above Persons (Entities Only)

     2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [ ]
(b)      [X]

3. SEC Use Only

4. Source of Funds

          PF, OO (compensation pursuant to stock bonus award), AF (5,069 shares
          ---------------------------------------------------------------------
          owned by reporting person's husband)
          ------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

          United States
          -------------

Number of                     7.  Sole Voting Power:       25,625
                                                           ------
Shares
Beneficially Owned            8.  Shared Voting Power:     5,069
                                                           -----
By Each
Reporting                     9.  Sole Dispositive Power:  25,625
                                                           ------

Person With                  10.  Shared Dispositive Power:5,069
                                                           -----

11. Aggregate Amount Beneficially Owned by Each Reporting Person 30,694
                                                                 ------

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9) 3.2%
                                                      ----

14. Type of Reporting Person (See Instructions)

          IN
          --

CUSIP No. 09141T 10 7                                        Page 29 of 34 Pages


                            STATEMENT ON SCHEDULE 13D

Item 1.  Security and Issuer

This Statement relates to shares of the Common Stock, $0.01 par value (the "Common Stock"), of Bishop Capital Corporation (the "Issuer"). The address of the Issuer's principal executive offices and principal business is 222 N. Broadway, Suite A, Riverton, Wyoming 82501.


Item 2.  Identity and Background

This Statement is filed on behalf of the following three persons: Robert E. Thrailkill ("RThrailkill"), Robert J. Thrailkill ("RJ") and Sherry L. Moore ("Moore"), together (the "Filing Parties").

RThrailkill is a United States citizen whose principal occupation is serving as the president and principal executive officer of the Issuer.

RJ is a United States citizen whose principal occupation is surgical technician.

Moore is a United States citizen whose principal occupation is serving as the secretary and chief financial officer of the Issuer.

The address of the Filing Parties is 222 N. Broadway, Suite A, Riverton, Wyoming 82501.

Filing Parties, have not, during the last five years, been convicted in a criminal proceedings (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.
Source and Amount of Funds or Other Consideration


On April 28, 1997 RThrailkill acquired 78,720 shares through a spin off from the parent Company, American Rivers Oil Company (f/k/a Metro Capital Corporation).

On April 28, 1997 RJ acquired 15,938 shares through a spin off from the parent Company, American Rivers Oil Company (f/k/a Metro Capital Corporation).

On April 28, 1997 Moore acquired 3,125 shares through a spin off from the parent Company, American Rivers Oil Company (f/k/a Metro Capital Corporation).

On December 29, 1997 RThrailkill purchased 12,500 shares of the Common Stock for $1.03 per share. The aggregate purchase price of the 12,500 shares of the Common Stock was $12,875.00. All of the shares of Common Stock purchased by RThrailkill were paid for using personal funds.

CUSIP No. 09141T 10 7                                        Page 30 of 34 Pages



On January 20, 1998 RThrailkill purchased 47,000 shares of the Common Stock for $1.06 per share. The aggregate purchase price of the 47,000 shares of the Common Stock was $49,820.00. All of the shares of Common Stock purchased by RThrailkill were paid for using personal funds.

On October 1, 1998 RThrailkill was awarded a share bonus of 20,000 shares for a purchase price of $.10 per share. The aggregate purchase price of the 20,000 shares was $2,000. The shares of Common Stock purchased by RThrailkill were paid for using personal funds.

On December 1, 1998, RJ was awarded a share bonus of 7,500 shares for a purchase price of $.10 per share. The aggregate purchase price for the 7,500 shares was $750. The shares of Common Stock purchased by RJ were paid for using personal funds.

On December 1, 1998, Moore was awarded a share bonus of 2,500 shares for a purchase price of $.10 per share. The aggregate purchase price for the 2,500 shares was $250. The shares of Common Stock purchased by Moore were paid for using personal funds.

On June 5, 2000, RThrailkill was awarded 20,000 shares of the Common Stock for $.10 per share. The aggregate purchase price of the 20,000 shares was $2,000. The shares of Common Stock purchased by RThrailkill were paid for using personal funds.

On December 1, 2000, RThrailkill was awarded a share bonus of 20,000 shares for a purchase price of $.10 per share. The aggregate purchase price of the 20,000 shares was $2,000. The shares of Common Stock purchased by RThrailkill were paid for using personal funds.

On December 20, 2000, RThrailkill purchased 6,250 shares of the Common Stock for $1.00 per share. The aggregate purchase price of the 6,250 shares was $6,250. The shares of Common Stock purchased by RThrailkill were paid for using personal funds.

On May 17, 2001, RThrailkill purchased 5,000 shares of the Common Stock for $1.00 per share. The aggregate purchase price of the 5,000 shares was $5,000. The shares of Common Stock purchased by RThrailkill were paid for using personal funds.

On May 25, 2001, RThrailkill purchased 500 shares of the Common Stock for $1.00 per share. The aggregate purchase price of the 500 shares was $500. The shares of Common Stock purchased by RThrailkill were paid for using personal funds.

On May 30, 2001, RThrailkill purchased 3,250 shares of the Common Stock for $1.00 per share. The aggregate purchase price of the 3,250 shares was $3,250. The shares of Common Stock purchased by RThrailkill were paid for using personal funds.

On June 22, 2001, RThrailkill purchased 3,000 shares of the Common Stock for $1.00 per share. The aggregate purchase price of the 3,000 shares was $3,000. The shares of Common Stock purchased by RThrailkill were paid for using personal funds.

On December 4, 2001, RThrailkill was awarded a share bonus of 20,000 shares for a purchase price of $.10 per share. The aggregate purchase price of the 20,000 shares was $2,000. The shares of Common Stock purchased by RThrailkill were paid for using personal funds.

CUSIP No. 09141T 10 7                                        Page 31 of 34 Pages

On December 4, 2001, RJ was awarded a share bonus of 5,000 shares for a purchase price of $.10 per share. The aggregate purchase price of the 5,000 shares was $500. The shares of Common Stock purchased by RJ were paid for using personal funds.

On December 4, 2001, Moore was awarded a share bonus of 5,000 shares for a purchase price of $.10 per share. The aggregate purchase price of the 5,000 shares was $500. The shares of Common Stock purchased by Moore were paid for using personal funds.

On July 2, 2002, RThrailkill was awarded a share bonus of 20,000 shares for a purchase price of $.10 per share. The aggregate purchase price of the 20,000 shares was $2,000. The shares of Common Stock purchased by RThrailkill were paid for using personal funds.

On July 2, 2002, RJ was awarded a share bonus of 5,000 shares for a purchase price of $.10 per share. The aggregate purchase price of the 5,000 shares was $500. The shares of Common Stock purchased by RJ were paid for using personal funds.

On July 2, 2002, Moore was awarded a share bonus of 5,000 shares for a purchase price of $.10 per share. The aggregate purchase price of the 5,000 shares was $500. The shares of Common Stock purchased by Moore were paid for using personal funds.

On November 22, 2002, RThrailkill was awarded a share bonus of 20,000 shares for a purchase price of $.10 per share. The aggregate purchase price of the 20,000 shares was $2,000. The shares of Common Stock purchased by RThrailkill were paid for using personal funds.

On November 22, 2002, RJ was awarded a share bonus of 5,000 shares for a purchase price of $.10 per share. The aggregate purchase price of the 5,000 shares was $500. The shares of Common Stock purchased by RJ were paid for using personal funds.

On November 22, 2002, Moore was awarded a share bonus of 5,000 shares for a purchase price of $.10 per share. The aggregate purchase price of the 5,000 shares was $500. The shares of Common Stock purchased by Moore were paid for using personal funds.

On September 29, 2004, RThrailkill was awarded a share bonus of 20,000 shares for a purchase price of $.76 per share. The aggregate purchase price of the 20,000 shares was $15,200. The shares of Common Stock purchased by RThrailkill were paid for using personal funds.

On September 29, 2004, RJ was awarded a share bonus of 5,000 shares for a purchase price of $.76 per share. The aggregate purchase price of the 5,000 shares was $3,800. The shares of Common Stock purchased by RJ were paid for using personal funds.

On September 29, 2004, Moore was awarded a share bonus of 5,000 shares for a purchase price of $.76 per share. The aggregate purchase price of the 5,000 shares was $3,800. The shares of Common Stock purchased by Moore were paid for using personal funds. At that time, Moore became aware of her beneficial ownership of an additional 5,069 shares purchased by her husband for his IRA years earlier. The shares of Common Stock purchased by Moore's husband were paid for using personal funds.

CUSIP No. 09141T 10 7                                        Page 32 of 34 Pages


Item 4.
Purpose of Transaction

The transactions reflected above reflect the acquisitions of RThrailkill, RJ and Moore, as Management of the Issuer of additional securities of the Issuer.

Item 5.
Interest in Securities of the Issuer

The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned by the Reporting Person, and (ii) to the knowledge of the Reporting Person is as follows:

On April 28, 1997 RThrailkill owned 78,720 shares or 8.9% of the outstanding shares as reflected in the Form 10-SB/A filed on April 28, 1997.

On April 28, 1997 RJ owned 15,938 shares or 1.8% of the outstanding shares as reflected in the Issuer's Annual Report on Form 10-KSB for the year ended March 31, 1997.

On April 28, 1997 Moore owned 3,125 shares or <1% of the outstanding shares, as of the date of the Issuer's Annual Report on Form 10-KSB for the year ended March 31, 1997.

On December 29, 1997, RThrailkill owned 86,200 shares or 10.3% of the 838,365 outstanding shares, as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1997.

On January 20, 1998, RThrailkill owned 133,220 shares or 15.9% of the 838,365 outstanding shares, as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1997.

On October 1, 1998, RThrailkill owned 153,220 shares or 18.3% of the 837,365 outstanding shares, as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998.

On December 1, 1998 RJ owned 23,438 shares or 2.7% of the 877,355 outstanding shares, as disclosed in the Issuer's Annual Report on Form 10-KSB for the year ended March 31, 1999.

On December 1, 1998 Moore owned 5,625 shares or <1% of the outstanding shares as of the date of the Issuer's Annual Report on Form 10-KSB for the year ended March 31, 1999.

On June 5, 2000, RThrailkill owned 173,470 shares or 19.8% of the 874,794 outstanding shares, as disclosed in the Issuer's Annual Report on Form 10-KSB for the year ended March 31, 2000.

On December 1, 2000, RThrailkill owned 193,470 shares or 21.5% of the 898,351 outstanding shares, as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000.

On December 20, 2000, RThrailkill owned 199,720 shares or 22.2% of the 898,351 outstanding shares, as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000.

CUSIP No. 09141T 10 7                                        Page 33 of 34 Pages

On May 17, 2001 RThrailkill owned 204,720 shares or 23.0% of the 888,788 outstanding shares, as disclosed in the Issuer's Annual Report on Form 10-KSB for the year ended March 31, 2001.

May 25, 2001, RThrailkill owned 205,220 shares or 23.0% of the 888,788 outstanding shares, as disclosed in the Issuer's Annual Report on Form 10-KSB for the year ended March 31, 2001.

May 30, 2001 RThrailkill owned 208,470 shares or 23.5% of the 888,788 outstanding shares, as disclosed in the Issuer's Annual Report on Form 10-KSB for the year ended March 31, 2001.

On June 22, 2001 RThrailkill owned 211,470 shares or 23.8% of the 888,788 outstanding shares, as disclosed in the Issuer's Annual Report on Form 10-KSB for the year ended March 31, 2001.

On December 4, 2001 RThrailkill owned 231,470 shares or 28.6% of the 810,663 outstanding shares, as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2001.

On December 4, 2001 RJ owned 28,438 shares or 3.5% of the 810,663 outstanding shares, as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2001.

On December 4, 2001 Moore owned 10,625 shares or 1.3% of the 810,663 outstanding shares, as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2001.

On July 2, 2002, RThrailkill owned 251,470 shares or 28.9% of the 870,583 outstanding shares, as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002.

On July 2, 2002, RJ owned 33,438 shares or 3.8% of the 870,583 outstanding shares, as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002.

On July 2, 2002, Moore owned 15,625 shares or 1.8% of the 870,583 outstanding shares, as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002.

November 22, 2002, RThrailkill owned 271,470 shares or 31.3% of the 867,022 outstanding shares, as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002.

November 22, 2002, RJ owned 38,438 shares or 4.4% of the 867,022 outstanding shares, as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002.

November 22, 2002, Moore owned 20,625 shares or 2.4% of the 867,022 outstanding shares, as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002.

September 29, 2004 RThrailkill owned 291,470 shares or 30.1% of the 969,127 outstanding shares, as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004.

September 29, 2004 RJ owned 43,438 shares or 4.5% of the 969,127 outstanding shares, as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004.

September 29, 2004 Moore owned 30,694 shares or 3.2% of the 969,127 outstanding shares, as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004.

CUSIP No. 09141T 10 7                                        Page 34 of 34 Pages


Item 6.
Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7.
Materials To Be Filed As Exhibits

None





                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 10, 2005
       ----------------


/s/  Robert E. Thrailkill
----------------------------------
     Robert E. Thrailkill


/s/  Robert J. Thrailkill
----------------------------------
     Robert J. Thrailkill


/s/  Sherry L. Moore
----------------------------------
     Sherry L. Moore